Announcement to the Market Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that its Board of Directors (“Board”) has approved the election of Antonio Francisco de Lima Neto, replacing Rogério Carvalho Braga, as member of the Audit Committee for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders’ Meeting of 2027. The investiture of Antonio Francisco de Lima Neto shall be formalized upon ratification of her election by the Central Bank of Brazil, it being understood that, until such ratification occurs, Rogério Carvalho Braga shall continue to hold the position. Attached to this Announcement is a summary of the elected member’s résumé. São Paulo (SP), April 30, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Announcement to the Market

Résumé

Antonio Francisco de Lima Neto (independent member) has served as a member of the Audit Committee at Itaú Unibanco Holding S.A. since April 2026 and as a member of the Audit Committee at Banco Itaú Paraguay since January 2023. He was a member of the Audit Committee at Itaú Unibanco Holding S.A. from 2015 to 2021 and a member of the Audit Committee at Banco Itaú Chile (formerly Itaú CorpBanca) from 2018 to 2025.

He served as CEO of Banco Fibra S.A. from September 2009 to October 2013. Worked at Banco do Brasil S.A. from July 1979 to April 2009, holding the position of CEO from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Director from September 2001 to November 2004; Executive Superintendent of the Commercial Board from July 2000 to September 2001; Executive Manager of the Distribution Board from June 2000 to July 2000; State Superintendent of Tocantins from May 1999 to May 2000; and Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

He served as Coordinator of the Risk Committee from July 2022 to February 2025 and as an independent member of the Board of Directors from July 2021 to February 2025 at IRB Brasil RE. He was also a member of the Board of Directors at Brasilprev Seguros e Previdência S.A. from June 2005 to June 2009; FEBRABAN – Brazilian Federation of Banks from 2006 to 2009; BB Securities Limited from 2004 to 2005; Companhia de Seguros Aliança do Brasil from August 2005 to July 2008; BB Previdência – Banco do Brasil Pension Fund from 2000 to 2007.

He holds a Master's degree in Economics from Fundação Getulio Vargas ("FGV"), São Paulo; a Lato Sensu Postgraduate degree in Marketing from Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"); and an Executive MBA from Fundação Dom Cabral, São Paulo. He also holds a board member certification from the Brazilian Institute of Corporate Governance.

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

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